3/16

A/S 3/11/06

06004288

SEC... ...ISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 2 4 2006 WASH. D.C. 213 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EW INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

139 LAS TUNAS DRIVE
(No. and Street)

SAN GABRIEL (City) CA (State) 92780 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN PONG (626) 285-0606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAKENAGA, HASHIZU, JAY & CO.
(Name – *if individual, state last, first, middle name*)

1381 WARNER AVENUE, SUITE C (Address) TUSTIN (City) CA (State) 92780 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/21/06

OATH OR AFFIRMATION

I, JOHN PONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E-W INVESTMENTS, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

principal owner

Title

Notary Public

CHUYING HEI
Comm. # 1448817
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Expires Nov. 30, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-PURPOSE ACKNOWLEDGEMENT

State of California }
County of LOS ANGELES } SS.

On FEBRUARY 23, 2006 (DATE) before me, CHUYING HEI (NOTARY),
personally appeared *JOHN PONG* (SIGNER(S))

☐ personally known to me - OR - ☒ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signatures(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

CHUYING HEI
Comm. #1448817
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Expires Nov. 30, 2007

WITNESS my hand and official seal.

NOTARY'S SIGNATURE

OPTIONAL INFORMATION

The information below is not required by law. However, it could prevent fraudulent attachment of this acknowledgement to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

☐ INDIVIDUAL
☐ CORPORATE OFFICER

TITLE(S)

☐ PARTNER(S)
☐ ATTORNEY-IN-FACT
☐ TRUSTEE(S)
☐ GUARDIAN/CONSERVATOR
☐ OTHER:

SIGNER IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

DESCRIPTION OF ATTACHED DOCUMENT

TITLE OR TYPE OF DOCUMENT

NUMBER OF PAGES

DATE OF DOCUMENT

OTHER

RIGHT THUMBPRINT OF SIGNER

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SEC MAIL
PROCESSING
SECTION
WASH. D.C.
RECEIVED
FEB 24 2006
213

FINANCIAL REPORT

TAKENAGA, HASHIZU, JAY & CO.
CERTIFIED PUBLIC ACCOUNTANTS
1381 WARNER AVE., SUITE C
TUSTIN, CALIFORNIA 92780
(714) 258-2819 FAX (714) 258-2723

E-W INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

TABLE OF CONTENTS

TAKENAGA, HASHIZU, JAY & CO.
Certified Public Accountants
1381 Warner Avenue, Suite C
Tustin, California 92780

Osamu Hashizu
Stanley J. Jay

(714) 258-2819
FAX (714) 258-2723

Independent Auditors' Report

To the Stockholder
E-W Investments, Inc.
San Gabriel, California

We have audited the accompanying statements of financial condition of E-W Investments, Inc. (the "Company") as of December 31, 2005 and 2004 and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Takenaga, Hashizu, Jay & Co

Tustin, California
February 7, 2006

E-W INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 25,661	$ 24,496
Deposits held at clearing brokers	35,000	35,000
Receivable from clearing brokers	40,426	20,372
Marketable securities, at fair value	102,017	121,672
Prepaid income taxes	1,593	2,400
Total current assets	204,697	203,940
Property and equipment:		
Automobile	34,735	34,735
Furniture and fixtures	14,240	14,240
Office equipment	45,166	44,794
Leasehold improvements	84,339	84,339
	178,480	178,108
Less: accumulated depreciation	144,356	126,461
	34,124	51,647
Other assets:		
Deposits	4,046	4,046
Deferred tax asset	10,030	7,794
	14,076	11,840
	$ 252,897	$ 267,427
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Current portion of note payable	$ 6,294	$ 5,946
Accrued expenses	17,364	16,483
Payroll taxes payable	1,114	1,045
Total current liabilities	24,772	23,474
Other liabilities:		
Note payable, net of current portion	3,281	9,575
Deferred tax liability	1,027	2,736
	4,308	12,311
Stockholder's equity:		
Common stock, $1 par value; 100,000 shares authorized; 10,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	134,000	134,000
Retained earnings	79,817	87,642
Total stockholder's equity	223,817	231,642
	$ 252,897	$ 267,427

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenues:		
Securities commissions and fees	$ 245,585	$ 322,870
Investment advisory fees	12,385	6,758
Interest and dividend	5,843	6,808
Net gain on sale of marketable securities	2,732	22,812
Net unrealized gain (loss) on marketable securities	2,804	(7,387)
Gain on disposal of equipment	-	2,146
Other revenue	15,107	16,781
	284,456	370,788
Expenses:		
Advertising	711	1,515
Bank charges	56	14
Commission and brokerage fees	163,610	213,185
Data processing costs	1,716	3,973
Depreciation	17,895	18,269
Dues and subscriptions	450	1,609
Education and seminars	240	200
Gifts	-	1,000
Insurance	5,593	-
Interest	731	1,088
Janitorial	300	-
Meals and entertainment	2,610	10,810
Miscellaneous	355	70
Office supplies and expense	2,156	3,920
Outside labor	-	600
Payroll taxes	5,150	5,288
Penalties	7	-
Professional fees	17,640	17,127
Regulatory fees and expenses	9,637	8,880
Rent	15,840	37,633
Repairs and maintenance	135	770
Salaries	48,100	49,910
Taxes and licenses	1,071	808
Telephone	-	2,481
Travel	1,215	2,367
Utilities	208	1,128
	295,426	382,645
Loss before income tax benefit	(10,970)	(11,857)
Income tax benefit	(3,145)	(11,868)
Net income (loss)	$ (7,825)	$ 11

The accompanying notes are an integral part of these financial statements.

E-W INVESTMENTS, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2003	10,000	10,000	134,000	87,631	231,631
Net income	-	-	-	11	11
Balance, December 31, 2004	10,000	10,000	134,000	87,642	231,642
Net loss				(7,825)	(7,825)
Balance, December 31, 2005	10,000	$ 10,000	$ 134,000	$ 79,817	$ 223,817

The accompanying notes are an integral part of these financial statements.

E-W INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash flows from operating activities:		
Net income (loss)	$ (7,825)	$ 11
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	17,895	18,269
Gain on disposal of equipment	-	(2,146)
Net gain on sale of marketable securities	(2,732)	(22,812)
Net unrealized (gain) loss on marketable securities	(2,804)	7,387
Deferred taxes	(3,945)	(12,668)
Changes in operating assets and liabilities:		
(Increase) decrease in receivable from clearing brokers	(20,054)	1,799
Decrease in marketable securities	25,191	2,740
(Increase) decrease in prepaid income taxes	807	(2,400)
Increase in accrued expenses	881	4,435
Increase (decrease) in payroll taxes payable	69	432
Net cash provided (used) by operating activities	7,483	(4,953)
Cash flows from investing activities:		
Purchases of property and equipment	(372)	(4,109)
Insurance proceeds received	-	3,852
Net cash used by investing activities	(372)	(257)
Cash flows from financing activities:		
Principal payments on note payable	(5,946)	(5,618)
Net increase (decrease) in cash and cash equivalents	1,165	(10,828)
Cash and cash equivalents - beginning of year	24,496	35,324
Cash and cash equivalents - end of year	$ 25,661	$ 24,496
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 731	$ 1,088
Income taxes	$ -	$ 3,200

The accompanying notes are an integral part of these financial statements.

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

E-W Investments, Inc. (the "Company) was incorporated on December 5, 1985 in the state of California. The Company is an independent retail broker-dealer offering various financial services and is a member firm of the National Association of Securities Dealers ("NASD"). Currently, the Company uses the services of third-party broker-dealers to carry its clients' cash and margin accounts on a fully disclosed basis.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Deposits Held at Clearing Brokers

The Company has interest-bearing reserve deposits with certain clearing brokers. These clearing brokers require deposits of all introducing brokers with whom they transact business.

Marketable Securities, at Fair Value

Marketable securities consist of equity securities, which are classified as trading in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, such securities are presented as current assets and carried at their estimated fair values in the accompanying financial statements with unrealized gains and losses included in earnings. Fair value was determined based on quoted market prices. Specific identification has been used to determine cost for each security.

Security Transactions

Customers' security transactions are recorded on a settlement date basis, with related commission revenues and expenses recorded on a trade date basis.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is determined by use of the straight-line method. Useful lives of property and equipment are as follows:

Automobile	5 years
Furniture and fixtures	7 years
Office equipment	5 to 7 years
Leasehold improvements	7 to 40 years

Maintenance and repair costs are expensed as incurred. Depreciation expense was $17,895 and $18,269 for the years ended December 31, 2005 and 2004, respectively.

Impairment of Long-Lived Assets

SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," requires that long-lived assets, such as property and equipment, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent management's best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized in accordance with SFAS 144 is permanent and may not be restored. The Company has not recognized any impairment of long-lived assets in connection with SFAS 144.

Income Taxes

The liability method of accounting for income taxes requires the recognition of deferred tax liabilities and assets for expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Management provides a valuation allowance for deferred tax assets when it is more likely than not that all or a portion of such assets will not be recoverable based on future operations. In 2005 and 2004, management determined that no valuation allowance was necessary.

Reclassifications

Certain 2004 amounts in the accompanying financial statements have been reclassified to conform to the 2005 presentation.

NOTE 2 – MARKETABLE SECURITIES, AT FAIR VALUE

Marketable securities include equity securities at fair value. Proceeds from sales of trading securities during 2005 were $28,103, resulting in gross realized gains and losses of $6,105 and $3,373, respectively. Proceeds from sales of trading securities during 2004 were $54,441, resulting in gross realized gains of $22,812.

NOTE 3 – NOTE PAYABLE

The note payable is secured by an automobile and is payable to a bank in monthly installments of $556 including interest at 5.69% and due in June 2007.

The annual maturities of principal payable on the note are as follows:

Year Ending December 31,	
2006	$ 6,294
2007	3,281
	$ 9,575

NOTE 4 – INCOME TAXES

The provision (benefit) for income taxes for the years ended December 31, 2005 and 2004 consists of the following:

	2005	2004
Current:		
State	$ 800	$ 800
Deferred (benefit):		
Federal	(2,752)	(8,011)
State	(1,193)	(4,657)
	(3,945)	(12,668)
	$ (3,145)	$ (11,868)

The difference between the income tax computed by multiplying income before taxes by the statutory rate and the provision for income taxes is mainly the result of unrealized gains and losses on marketable securities and unallowed deductions for meals and entertainment

Deferred income taxes principally result from net operating loss carryforwards, the use of different depreciation methods for income tax and financial statement purposes, and unrealized gains and losses on marketable securities.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company rents its office facility from its stockholder under the terms of a month-to-month lease. Rent paid to the stockholder in 2005 and 2004 was $6,000 and $24,000, respectively. Total rent expense under the terms of this lease was $6,000 and $24,000 for 2005 and 2004, respectively.

NOTE 6 – CONTINGENCIES

In 2004, the Company was named in a claim of arbitration brought before the National Association of Securities Dealers (the "NASD") by a former client (the "claimant"). The claimant asserted violations of the NASD Conduct Rules and seek damages in excess of $150,000 subject to proof at a hearing. Management seeks to settle before arbitration for approximately $7,000; however, if settlement before arbitration is not possible, the Company intends to vigorously contest the claim. It is not possible at this time to predict the outcome of this arbitration or to estimate the amount or range of potential loss.

The Company is party to various legal actions in the normal course of its business. The Company is not involved in or threatened by proceedings for which the Company believes, if determined adversely, would have a material adverse effect on the financial position, results of operations or cash flows of the Company.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is a "Fully Disclosed Broker-Dealer". The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into "clearing agreements" with clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital.

The fully phased-in net capital requirement for "fully disclosed" broker-dealers that receive but do not hold customer or other securities is $50,000. The rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2005, the Company had net capital of $160,694 and the Company's aggregate indebtedness to net capital ratio was 0.17 to 1.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

Net Capital		
Total stockholder's equity		$ 223,817
Add:		
Allowable credits-deferred income tax liability		2,237
Total capital		226,054
Deductions and charges:		
Non-allowable assets:		
Property and equipment, net	$ 34,124	
Other assets	15,669	49,793
Net capital before haircuts on securities positions		176,261
Haircuts on securities:		
15% haircut on marketable equity securities	15,303	
2% haircut on money funds	264	15,567
Net capital		$ 160,694
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accrued expenses		$ 17,364
Payroll taxes payable		1,114
Note payable		9,575
Total aggregate indebtedness		$ 28,053
Computation of Basic Net Capital Requirement		
Minimum net capital required		$ 50,000
Net capital		160,694
Excess net capital		$ 110,694
Excess net capital at 1000%		$ 157,889
Ratio: Aggregate indebtedness to net capital		0.17 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 156,749
Audit adjustment to record deferred taxes	3,945
Net capital per above	$ 160,694

EXEMPTION FROM THE PROVISIONS OF RULE 15c3-3

The Company is a "Fully Disclosed Broker-Dealer" and does not carry customer accounts and does not accept customer funds or securities. As such, the Company has claimed exemption from the provisions of Rule 15c3-3 under section (k)(2)(ii) of the Securities Exchange Act of 1934.

TAKENAGA, HASHIZU, JAY & CO.
Certified Public Accountants
1381 Warner Avenue, Suite C
Tustin, California 92780

Osamu Hashizu
Stanley J. Jay

(714) 258-2819
FAX (714) 258-2723

To the Stockholder
E-W Investments, Inc.
San Gabriel, California

In planning and performing our audit of the consolidated financial statements and supplemental schedule of E-W Investments, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Takenaga, Harbin, Jeng & Co.

Tustin, California
February 7, 2006